UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2020

Commission File Number:  001-38777

CannTrust Holdings Inc.

(Name of registrant)

7300 Keele Street

Second Floor

Vaughan, Ontario

L4K 1Z9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☐ Form 20-F	☒ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CannTrust Holdings Inc.

Date: February 28, 2020	By:	/s/ Greg Guyatt
		Name:	Greg Guyatt
		Title:	Chief Executive Officer

Form 6-K Exhibit Index

Exhibit Number	Document Description

99.1	News Release dated February 27, 2020. CannTrust Provides Default Status Report.

99.2	News Release dated February 28, 2020. CannTrust Receives Continued Listing Notice from the NYSE.